UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                          Riviera Holdings Corporation
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                                (Name of Issuer)


                          Common Stock, $.001 per share
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                         (Title of Class of Securities)


                                   7696271003
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                                 (CUSIP Number)

                                  Robert C. Kim
                    Kummer Kaempfer Bonner Renshaw & Ferrario
                    3800 Howard Hughes Parkway, Seventh Floor
                             Las Vegas, Nevada 89109
                                  702-792-7000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 22, 2005
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             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

CUSIP NO.:  7696271000

1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         William L. Westerman
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                               (b)  |_|
         Not applicable
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3          SEC USE ONLY

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4          SOURCE OF FUNDS

         Not applicable
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                           |_|

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                             7        SOLE VOTING POWER

NUMBER OF                             1,095,593 shares
SHARES                       -------------------------------------------------
BENEFICIALLY                 8        SHARED VOTING POWER
OWNED BY
EACH                                  4,122 shares
REPORTING                    -------------------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER

                                      1,095,593 shares
                             -------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                                      4,122 shares
                             -------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,099,715 shares
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                     |_|

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.86%
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14         TYPE OF REPORTING PERSON

           IN
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

         This Amendment No. 3 to Schedule 13D (this "Amendment") amends the
Schedule 13D of William L. Westerman, as last amended by Amendment No. 2, as filed on November 5, 2004, with respect to the beneficial ownership of Mr. Westerman in the common stock, par value $0.001 per share (the "Common Stock"), of Riviera Holdings Corporation, a Nevada corporation (the "Issuer"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

ITEM 4.  PURPOSE OF TRANSACTION

         On December 22, 2005, Mr. Westerman and The William L. Westerman 2004 Revocable Family Trust, a trust formed under the laws of Nevada which is controlled by Mr. Westerman (the "Trust"), entered into a Stock Purchase Agreement (the "Purchase Agreement") with Flag Luxury Riv, LLC, a Delaware limited liability company, Rivacq LLC, a Delaware limited liability company, and High Desert Gaming LLC, a Delaware limited liability company (collectively, "Buyers"). The Purchase Agreement provides that Mr. Westerman is acting solely in his capacity as stockholder and not as an officer, director or representative of the Issuer.

         Pursuant to the Purchase Agreement, Mr. Westerman and the Trust (collectively, "Sellers") agreed to sell a total of 1,000,000 shares of Common Stock (the "First Purchase") held by the Trust to Buyers as allocated below for a total of $15,000,000 ($15.00 per share) on a closing date between January 3, 2006 and January 10, 2006. In addition to the First Purchase, the Purchase Agreement provides for the following transaction subject to various conditions:
(1) the sale of a total of 650,000 shares of Common Stock (the "Second Purchase") held by the Trust to Buyers as allocated below for a total of $9,750,000 ($15.00 per share); and (2) the grant of an option (the "Option") to purchase up to 441,471 shares of Common Stock (the "Option Shares") held by the Trust to Buyers as allocated among the Buyers below at a price of $15.00 per share. The First Purchase, Second Purchase, and Option Shares are allocated among Buyers as follows:

---------------------- ----------- ----------- --------- ----------- ----------
                       Number of               Number of
                         First      First        Second    Second     Number of
                        Purchase   Purchase     Purchase  Purchase     Option
     Buyer               Shares     Price         Shares   Price       Shares
---------------------- ----------- ----------- --------- ----------- ----------
Flag Luxury Riv, LLC       400,000  $6,000,000   260,000  $3,900,000   176,588
---------------------- ----------- ----------- --------- ----------- ----------
Rivacq LLC                 300,000  $4,500,000   195,000  $2,925,000   132,442
---------------------- ----------- ----------- --------- ----------- ----------
High Desert Gaming LLC     300,000  $4,500,000   195,000  $2,925,000   132,441
---------------------- ----------- ----------- --------- ----------- ----------
              Total      1,000,000 $15,000,000   650,000  $9,750,000   441,471
---------------------- ----------- ----------- --------- ----------- ----------

         The obligations of Sellers and Buyers to consummate the Second Purchase are subject to various conditions. The material conditions for Sellers include the approval by the Nevada gaming regulators of the acquisition by Buyers of the Second Purchase shares (the "Nevada Gaming Approval"). The material conditions for Buyers include the receipt of the Nevada Gaming Approval and the adoption by the Issuer's board of directors (the "Board") of certain waivers and approvals (the "Board Approvals"). The Board Approvals include: (1) the waiver, in accordance with subsection 7(g) of the Issuer's Articles of Incorporation, of the voting limitation on stockholders with more than 10% of Issuer's stock set forth in subsection 7(b) of the Articles of Incorporation;(ii) the approval of the purchase of the Second Purchase shares and the Option Shares pursuant to
Section 78.438(1) of the Nevada Revised Statutes; and (3) the approval of the acquisition by Buyers, whether by merger or otherwise, of control of the Issuer (an "Acquisition Transaction").

         The Option is effective upon the issuance of the Board Approvals and may be exercised in increments of 20,000 shares or more. The obligations of Sellers and Buyers to consummate the exercise of the Option, whether in whole or in part, are the same as those that apply to the Second Purchase.

Notwithstanding the Option, the Trust may make charitable donations of up to 100,000 shares of Common Stock.

         Under the Purchase Agreement, in addition to the First Purchase, the Second Purchase and the Option, Mr. Westerman has agreed, subject to this fiduciary duties as an officer and director of the Issuer, to: (1) assist and cooperate with the Buyers in obtaining the Nevada Gaming Approval as well as such approvals of the Nevada, Colorado and other gaming authorities as may be necessary to consummate an Acquisition Transaction; and (2) propose to the Board that a vacancy be created on the Board or that the Board be expanded and that a candidate nominated by Buyers be appointed to the Board. Further, Sellers have agreed to: (1) subject to the issuance of the Board Approvals, to grant an irrevocable proxy to Flag Luxury Riv, LLC or its designee to vote (or in the case of any shares beneficially owned by Mr. Westerman through the Issuer's Employee Stock Ownership Plan (the "ESOP"), to direct the ESOP trustee to vote), at any meeting of the Issuer's stockholders or in any action by written consent of the Issuer's stockholders, all of the shares of Common Stock held by Mr. Westerman or the Trust in favor of the approval of any Acquisition Transaction and against any action, agreement or transaction that would result in the Issuer's obligations under an Acquisition Agreement with the Buyers with respect to an Acquisition Transaction (an "Acquisition Agreement") not being fulfilled and (2) to cause any of the shares of Common Stock held by Mr. Westerman or the Trust to be voted in accordance with the foregoing.

         The Purchase Agreement will automatically terminate upon the earliest of: (1) the consummation of an Acquisition Transaction; (2) 6 months following the date of the Stock Purchase Agreement in the event an Acquisition Agreement has not been executed by such date; and (3) (a) in the event that an Acquisition Agreement is entered into and is terminated in circumstances where the Issuer is potentially required to pay to Buyers a termination fee or similar fee, 12 months following the date of such Acquisition Agreement or (b) in the event such Acquisition Agreement is terminated for any other reason, upon such termination.

         The Purchase Agreement provides that the Buyers' current intent is to enter into negotiations with the Board with the objective of entering into an agreement with respect to an Acquisition Transaction as soon as practicable on terms reasonably acceptable to the Buyers providing for an Acquisition Transaction at a price of not less than $15.00 per share of Common Stock in cash; provided, however, that Buyers and Sellers acknowledge that, since the Company's press release of November 8, 2005 announcing the Company's conclusion of its strategic process, the Board has not considered any Acquisition Transaction and there is no assurance that any such Acquisition Transaction can be negotiated.

         The foregoing references to, and descriptions of, the Purchase Agreement are qualified in their entirety by reference to the Purchase Agreement, the terms of which are incorporated herein by reference to Exhibit
10.1 hereto.

         Since the Purchase Agreement provides for certain arrangements among Sellers and Buyers with respect to, among other things, the voting of Common Stock, Sellers and Buyers may be deemed to be a "group" as referred to in Rule 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act"). Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that the Sellers are members of a "group" for purposes of Rule 13d-5 with any of the Buyers, or that such "group" exists, and the Sellers expressly disclaim the existence, or membership in, any such "group" and beneficial ownership of Common Stock held by any of such persons. Sellers understand that Buyers will be filing a Schedule 13D with respect to, among other things, the Purchase Agreement containing information about Buyers. Sellers are not responsible for any information or statements contained in such
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of December 22, 2005, after giving effect to the First Purchase by Buyers, Mr. Westerman beneficially owned 1,099,715 shares of Common Stock, representing 8.86% of the outstanding shares of Common Stock on that date.

         (b) As the sole trustee and beneficiary of the Trust, Mr. Westerman has sole voting power and sole dispositive power as to all of his shares of Common Stock reported in Item 5(a) above, except for 4,122 shares that he holds through the ESOP. All of the shares of Common Stock held by the ESOP are voted on each proposal in proportion to the voting instructions received by the Trustee of the ESOP (the "ESOP Trustee") from all ESOP participants who submit voting instructions. For example, if: (1) the ESOP holds 1,000 shares of Common Stock;
(2) the ESOP Trustee receives voting instructions from participants on whose behalf the ESOP holds only 500 shares; and (3) those participants, in the aggregate, instruct the ESOP Trustee to vote 300 shares in favor of a proposal and 200 shares against it, then 600 shares held by the ESOP will be voted for the proposal and 400 shares will be voted against it. The ESOP Trustee has the power to sell or otherwise dispose of Common Stock that the ESOP holds. In exercising this power, the ESOP Trustee normally considers the views of the ESOP's Administrative Committee, which consists of officers (including Mr. Westerman) of the Issuer or its subsidiaries.

         (c) Other than as reported in this Amendment, Mr. Westerman has not effected any transactions involving Common Stock during the past 60 days.

         (d) No person other than Mr. Westerman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that he beneficially owns.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described in Item 4 of this Amendment, Mr. Westerman has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following document is hereby filed as an exhibit:

         Exhibit 10.1 Stock Purchase Agreement, dated as of December 22, 2005, among Flag Luxury Riv, LLC, Rivacq LLC, High Desert Gaming, LLC, William L. Westerman and The William L. Westerman 2004 Revocable Family Trust.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            William L. Westerman


                                       By:  ___________________________
                                            William L. Westerman, an individual



                                      Dated: December 27, 2005